September 3, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

Re:  AMMO, INC.

Form 10-Q for the period ended June 30, 2020

Filed August 19, 2020

File No. 001-13101

Dear Sir or Madam,

Please accept this in response to your letter dated August 24, 2020, referencing the File Number as listed above. Specific to your comments, please find our responses below set under each numbered item.

Form 10-Q for the period ended June 30, 2020 Financial Statements, page 3

1.	Please revise future quarterly filings to provide comparative interim statements of shareholders’ equity for the prior year interim period. In addition, please ensure that future quarterly filings after the first quarter include subtotals for each interim period. Refer to Rule 8-03(a)(5) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and will include comparative interim statements of shareholders’ equity for the prior year interim period in future quarterly filings and shall ensure that quarterly filings after the first quarter include subtotals for each interim period, as required by Rule 8-03(a)(5) of Regulation S-X.

In connection with the Company’s response to the comments set forth in the August 24, 2020 letter, the Company acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

AMMO, INC.

/s/ Fred W. Wagenhals
Fred Wagenhals
Chief Executive Officer